Exhibit (a)(1)(x)

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On June 29, 2005 we announced that we would conduct a “Dutch Auction”— this tender offer is an offer by PFG to repurchase up to 10 million shares of its outstanding common stock for cash. It allows us to efficiently return capital from the sale of the fresh-cut segment to our shareholders.

As a shareholder (either through direct stock ownership or through the PFG Employee Savings and Stock Ownership Plan), you received in the mail an Offer to Purchase, a Letter of Transmittal, and other important documents relating to the tender offer. If you are interested in tendering your stock, we urge you to review these documents carefully and follow their instructions.

To help you better understand the process, we have provided you with some common questions and answers about the tender offer. A copy of this document is available through your HR manager. This document is not intended to give you financial advice or to provide all of the details of the offer, but we hope that it will answer some of your questions. We encourage you to read the offer to purchase and related documents closely. They contain all of the specific details of the tender offer.

PFG will purchase up to 10 million shares of our outstanding common stock at a price between $27.50 and $31.50 per share. We will purchase all shares in the tender offer at the same purchase price.

For example, if you offer to sell your shares at $28 per share and 10 million shares are tendered at or below $29 per share, then you will be paid $29 per share. But if you offer to tender your shares at $30 per share and 10 million shares are tendered at or below $29 per share, then your shares will not be purchased.

The tender offer will expire at 5:00 p.m., Eastern Time, on August 11, 2005, unless extended. You may tender any shares that you own directly (such as shares purchased through the Employee Stock Purchase Plan) until the tender offer expires on August 11, 2005. If your broker holds your shares, your broker is likely to have an earlier deadline for you to act, and you should contact your broker to find out this deadline.

Shares that you own through the Employee Savings and Stock Ownership Plan have an earlier deadline. If you want to tender any shares from this Plan, American Stock Transfer & Trust Company must receive your Trustee Direction Form no later than 5:00 p.m., Eastern Time, August 3, 2005. Please note that this date is earlier than the August 11, 2005 date for shares that are directly held by you because the Plan Administrator must reconcile all shares tendered with the plan records.

If you have additional questions regarding the tender offer, direct them to Goldman, Sachs & Co., the dealer manager for the tender offer at (800) 323-5678 or (212) 902-1000 or Mellon Investor Services, the information agent for the tender offer at (877) 698-6865. The Offer to Purchase, Letter of Transmittal and other documents for use in making tenders are available through Mellon Investor Services.